

June 28, 2012

Via E-mail
Mr. H.C. Allen, Jr.
Chief Financial Officer
Dorchester Minerals, L.P.
3838 Oak Lawn Avenue, Suite 300
Dallas, Texas 75219

      Re: **Dorchester Minerals, L.P.**
              Form 10-K for the Fiscal Year ended December 31, 2011
              Filed February 24, 2012
              File No. 0-50175

Dear Mr. H.C. Allen:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ Karl Hiller

                        Karl Hiller
                        Branch Chief